SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

     HIGHWAY HOLDINGS LIMITED
(Translation of Registrant's Name Into English)

Suite 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui
             New Territories, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X     Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K are the press releases issued by the registrant on (i) June 15, 2006, and (ii) June 29, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: June 30, 2006	By:	/s/ ROLAND W. KOHL
Roland W. Kohl Chief Executive Officer

NEWS RELEASE

CONTACTS:	Gary S. Maier/Crystal Chang Warner Maier & Company, Inc. (310) 442-9852

HIGHWAY HOLDINGS RECEIVES OEM ORDER FROM
SAN DIEGO SCIENTIFIC INSTRUMENTS COMPANY

HONG KONG - June 15, 2006 - Highway Holdings Limited (Nasdaq: HIHO) today announced it has received an order to manufacture certain components for scientific equipment developed by C.B.S. Scientific Company, Inc., based near San Diego, California. The equipment is utilized for laboratory research applications such as the separation and identification of proteins, DNA and RNA fragments. Terms were not disclosed.

“This initial original equipment manufacturer (OEM) contract represents an opportunity to showcase the company’s manufacturing capabilities and our ability to meet the high quality standards required for scientific equipment. In addition, we are optimistic that this order may generate further component and/or complete production opportunities. While Highway Holdings has considerable recognition and respect among our numerous blue chip European and Japanese customers with regard to the company’s manufacturing quality and capabilities, we presently have limited OEM exposure in the U.S. market. We look forward to working with C.B.S. Scientific, as well as benefiting from new marketing initiatives designed to attract additional OEM business opportunities in North America,” said Roland Kohl, president and chief executive officer of Highway Holdings.

Kohl noted that this OEM contract, which will fully ramp up by 2007, complements the company’s strategic focus on attracting higher margin business opportunities that require sophisticated manufacturing and engineering capabilities.

C.B.S. Scientific Company, Inc. designs and manufactures a variety of electrophoresis equipment and automated scientific instruments utilized by leading researchers around the world. Additional information is available at www.cbsscientific.com

About Highway Holdings
Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies. It also manufactures finished products, such as LED lights, radio chimes and other electronic products. Highway Holdings is headquartered in Hong Kong and operates manufacturing facilities in Shenzhen province of the People's Republic of China.

Highway Holdings Ltd.
2-2-2

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products, price, the potential of the CBS Scientific contract to generate on going revenues, additional U.S. business opportunities, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

# # #

NEWS RELEASE

CONTACTS:	Gary S. Maier/Crystal Chang Warner Maier & Company, Inc. (310) 442-9852

HIGHWAY HOLDINGS LIMITED REPORTS FISCAL 2006 YEAR-END RESULTS
-- Divestiture of Non-Core Businesses Completed in Fiscal 2006 --

HONG KONG — June 29, 2006 — Highway Holdings Limited (Nasdaq: HIHO) today announced financial results for its fiscal fourth quarter and year ended March 31, 2006, reflecting the completion of a transition period to divest its unprofitable camera, clock and watch businesses and focus on the company’s profitable OEM manufacturing operations.

For the full fiscal year, the company reported net income of $42,000, or $0.01 per diluted share, compared with a net loss of $152,000, or $0.05 per diluted share, last year. Net sales for the same period decreased to $25.8 million from $27.7 million a year earlier, due to the factors noted above.

“Despite the reduction in overall sales attributable to strategic divestiture initiatives during the past year, OEM operations were strong and offset a large portion of revenues previously derived from the camera, clock and watch businesses,” said Roland Kohl, president and chief executive officer.

For the 2006 fiscal fourth quarter, the company reported a net loss of $797,000, or $0.24 per share, compared with a loss of $0.21 per share a year ago. Net sales for the same period were $5.98 million compared with $7.82 million a year ago, reflecting the curtailment of the company’s camera, watch and clock business.

Kohl indicated that net sales of cameras decreased as expected to $1,487,000 in fiscal 2006 from $3,836,000 in fiscal 2005 and $5,990,000 in fiscal 2004. Sales of clocks and watches also decreased as expected to $2,630,000 in fiscal 2006 from $4,301,000 in fiscal 2005 and $4,182,000 in fiscal 2004, and are expected to continue to decline during fiscal 2007. He added that the decrease in camera, clocks and watches sales was partially offset by a $1,612,000 increase in metal and mechanical OEM net sales.

Metal, mechanical and electronic OEM net sales represented $21,726,000, or 84.1 percent of the company’s total net sales of $25,843,000. Kohl said he anticipates continued strong sales momentum from the company’s OEM business, which is expected to more than offset the expected further reductions in net sales of cameras, clocks and watches.

(more)

Highway Holdings Ltd.
2-2-2

Gross profit as a percentage of net sales decreased to 16.4 percent from 18.5 percent a year ago, reflecting the impact of the company’s strategic transition. As a result of decreased sales in fiscal 2006 and lower gross margins, gross profit decreased to $4,243,000 in fiscal 2006 from $5,130,000 in fiscal 2005, primarily reflecting the liquidation of inventory at reduced prices in connection with the termination of its camera and clock/watch operations. During fiscal 2006, the company sold a large part of its single-use cameras, as well as its clock and watch inventory at significantly reduced prices in order to liquidate its inventory. In addition, the entire inventory of single-use cameras that remained at March 31, 2006 was written off in the fourth quarter. Watch and clock inventory not directly related to the company’s watch and clock OEM business was also written off in the fiscal fourth quarter.

The cost of sales as a percentage of net sales was also negatively impacted by continuing increases for certain raw materials, as well as ongoing labor and operational cost increases in Shenzhen.

The reorganization and restructuring of the company during fiscal 2006 resulted in various expenses that negatively affected the company’s financial performance, including the impact of: (i) an approximately $358,000 charge attributable to the liquidation of inventory below cost and the write-off of $592,000 of the unsold inventory; (ii) an approximately $197,000 impairment loss of property, plant and equipment and a $60,000 impairment loss of intangible assets, and (iii) an approximately $80,000 expense to close the company’s offices in Germany.

Kohl reiterates that the reduced profitability and losses of the company during fiscal 2006 and 2005 were mainly attributable to retrenchment expenses associated with its camera, clock and watch businesses. He now anticipates that the company can return to a more successful course of business with the divestiture of its unprofitable operations.

Selling, general and administrative expenses for fiscal 2006 increased by $180,000, or 3.6 percent from a year ago due to the heavy operational costs associated with the company’s German office and previously announced German staff layoffs. Kohl noted the company realized an immediate benefit in the fourth quarter from these initiatives, with selling, general and administrative expenses decreasing by $204,000, or 15.1 percent, mainly attributable to salary reductions and reduced operating expenses in Germany.

(more)

Highway Holdings Ltd.
3-3-3

Despite the reduction of selling, general and administrative expenses in the fourth quarter realized from the closure of its German marketing office, the company expects further increases in fiscal 2007 due to anticipated expenses associated with its recently opened facility in Wuxi, China, and the additional financial controls and accounting procedures related to Section 404 of the Sarbanes-Oxley Act of 2002, which will become applicable to Highway Holdings in fiscal 2007.

Net income was also negatively impacted in fiscal 2006 due to a $614,000 currency exchange net loss as a result of adverse currency rate fluctuations. In fiscal 2005, the company had realized a currency exchange rate gain of $249,000. The loss in fiscal 2006 was the result of the decrease in the value of the euro compared with the U.S. dollar, which decreased the value of payments the company received in euros from its sales in Europe. A number of the company’s European customers have elected to pay Highway Holdings in euros. Since the company does not undertake any currency hedging transactions, its financial results will continue to be affected by the fluctuations of currencies.

The company’s interest expenses increased in fiscal 2006 by $24,000 over the prior fiscal year, but the increased interest expense was offset by a $52,000 increase in interest income. The increase in the amount of interest that the company earned was due to an increase in the amount of cash held by the company.

Kohl highlighted the company’s strong net cash in-flow, due in large part to the positive impact of retrenchment initiatives and the sale of its Kienzle Brands -- as well as numerous non-cash item expenses recorded in compliance with GAAP requirements. At March 31, 2006, cash and cash equivalents totaled $6,384,000, compared with $3,948,000 at March 31, 2005, an increase of $2,436,000 after a payout of two $0.20 cash dividends in fiscal 2006, totaling $1.38 million.

Despite the decrease in sales, lower gross margins, lower gross profits, and increased selling, general and administrative expenses, Highway Holdings generated income from operations of $602,000, attributable to the sale of all of its rights to the “Kienzle” trademark, which was sold for $2,160,000, compared with a loss from operations of $269,000 reported in fiscal 2005.

Kohl noted the company’s balance sheet remains strong. At March 31, 2006, the company had working capital of $9.96 million, compared with $9.85 million at March 31, 2005. Total Shareholders’ equity was $12.3 million compared with $13.1 million last year. The company’s current ratio was 2.62:1 at March 31, 2006.

About Highway Holdings:
Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies. It also manufactures finished products, such as LED Lights, radio chimes and other electronic products. Highway Holdings is headquartered in Hong Kong and operates three manufacturing facilities in the People's Republic of China.

(more)

Highway Holdings Ltd.
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Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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(Financial Tables Follow)

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statement of Income
(Dollars in thousands, except per share data)

	Quarter Ended (Unaudited) March 31,		Twelve Months Ended (Audited) March 31,
	2006	2005	2006	2005
Net sales	$5,977	$7,817	$25,843	$27,678
Cost of sales	5,347	6,468	21,600	22,548
Gross profit	630	1,349	4,243	5,130
Selling, general and administrative expenses	1,147	1,351	5,165	4,985
Impairment of industrial property rights	15	67	60	67
Impairment of property, plant and equipment	197	347	197	347
Gain on sale of industrial property rights	0	0	(1,781)	0

Operating income (loss)	(729)	(416)	602	(269)

Non-operating items
Interest expenses	(46)	(35)	(134)	(110)
Exchange gain (loss), net	(57)	(181)	(614)	249
Interest income	19	2	66	14
Other income	25	(11)	195	56
Total non-operating income (expense)	(59)	(225)	(487)	209

Affiliates
Impairment of investment in an affiliate	0	(5)	0	(5)
Equity in (loss) income of an affiliate	0	1	0	0
	0	(4)	0	(5)

Net income (loss) before income taxes	(788)	(645)	115	(65)
Income taxes	9	(4)	73	86
Net income (loss) before Minority Interest	$(797)	$(641)	$42	$(151)

Minority Interest	0	(1)	0	(1)
Net income (loss) after Minority Interest	$(797)	$(642)	$42	$(152)

Earnings (loss) per share - basic	$(0.24)	$(0.21)	$0.01	$(0.05)
Weighted average number of shares - basic	3,465	3,260	3,465	3,260

Earnings (loss) per share - diluted	$(0.24)	$(0.21)	$0.01	$(0.05)
Weighted average number of shares - diluted	3,465	3,260	3,544	3,260

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Balance Sheet
(In thousands, except per share data)

	March 31	March 31
	2006	2005

Current assets
Cash and cash equivalents	$6,384	$3,948
Restricted cash	965	965
Accounts receivable, net of doubtful accounts	3,789	5,165
Inventories	4,118	5,062
Short term Investment	300	296
Prepaid expenses and other current assets	546	721
Total current assets	16,102	16,157

Property, plant and equipment, net	2,787	3,473
Investment and advance in affiliate	2	2
Industrial property rights	0	468

Total assets	$18,891	$20,100

Current liabilities:
Accounts payable	$2,498	$2,846
Short-term borrowings	2,015	1,449
Current portion of long-term debt	481	409
Accrued mold charges	246	208
Accrued payroll and employee benefits	292	331
Income tax payable	0	119
Other liabilities and accrued expenses	610	945

Total current liabilities	6,142	6,307

Long-term debt	322	558
Deferred income taxes	153	174
Minority interest	0	3

Shareholders’ equity:
Common shares, $0.01 par value
Authorized, 20,000,000 shares	35	33
Additional paid-in capital	10,245	9,820
Retained earnings	2,133	3,480
Accumulated other comprehensive income	(86)	(222)
Treasury shares, at cost-37,800 shares	(53)	(53)
Total shareholders’ equity	12,274	13,058

Total liabilities and shareholders’ equity	$18,891	$20,100